

Mail Stop 3233

December 22, 2017

Via E-mail
Harold Hofer
Chief Executive Officer
RW Holdings Student Housing REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

>   **Re: RW Holdings Student Housing REIT, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed November 28, 2017**
>   **File No. 024-10767**

Dear Mr. Hofer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

2. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is

Harold Hofer
RW Holdings Student Housing REIT, Inc.
December 22, 2017
Page 2

entirely consistent with that class exemption you may contact the Division of Trading and Markets.

What conflicts of interest does your sponsor face?, page 8

3. We note your disclosure on page 8 that Rich Uncles may be entitled to a termination fee upon termination of the advisory agreement. Please clarify, if true, that the termination fee would be equal to the value of the Liquidation Fee had the portfolio been liquidated on the termination date. Please also revise to include risk factor disclosure related to the difficulty in terminating the Advisor, even for poor performance.

How exact will the calculation of the NAV per share be?, page 10

4. We note your intention to commence the calculation of NAV per share "at the end of the year that we have acquired a sufficient number of properties that would allow the calculation of a meaningful NAV." Given the $50,000,000 limitation on this offering under Regulation A and that you expect your investments will average $20 million to $40 million per asset, please tell us what factors you will consider in determining what constitutes a "sufficient number of properties that would allow the calculation of a meaningful NAV."

Management, page 41

5. We note your disclosure throughout that you will not reimburse the Advisor for the salaries and benefits that your Advisor or its affiliates may pay to your executive officers. Please revise to clarify whether you will pay any compensation to your executive officers.

The Advisory Agreement, page 47

6. We note your disclosure on page 48 that the advisory agreement has a one year term but may be renewed for an unlimited number of successive one-year periods. Please reconcile this disclosure with Section 15 of the Advisory Agreement filed as Exhibit 6.1, which states that the advisory agreement shall continue in force for ten years.

Management Decisions, page 48

7. We note your disclosure that responsibility for the management decisions of your Advisor, including the selection of real estate investments, resides in Messrs. Hofer, Makler, and Wirta. Please revise your disclosure to discuss the business experience during the past five years of Mr. Makler. Refer to Item 24 of Form S-11.

Table III

RW Holdings NNN REIT, Inc., page 74

8. Please revise the "Cash Distributions to Investors – Source" section of this table to ensure that it accurately describes the sources of distributions for RW Holdings NNN REIT, Inc. For example, we note that page 31 of the 10-Q filed by RW Holdings NNN REIT, Inc. on November 14, 2017 discloses that during the quarter ended September 30, 2017, certain amounts of distributions were funded by offering proceeds and the deferral or waiver of asset management fees.

Appendix A- Investment Form and Subscription Agreement

Subscriber's Representations, Warranties and Covenants, page A-8

9. We note Section 2.4 of your subscription agreement in which the subscriber represents that it has "read, reviewed and understood the risk factors set forth in the Offering Circular." Please remove this statement or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers contained in Securities Offering Reform Release No. 33-8591 (2005).

Exhibit 13 – "Testing the waters" materials

10. We note that the radio scripts provided in this exhibit do not appear to reference RW Holdings Student Housing REIT, Inc. or Rich Uncles Student Housing REIT. Please provide us with your analysis as to how the radio scripts comply with Rule 255.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Daniel Gordon, Senior Assistant Chief Accountant at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Gregory W. Preston, Esq.